Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol

Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

Exhibit 99.1

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: December 7, 2022

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (Yandex, or the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on December 22, 2022, beginning at 15.00 Amsterdam time by webcast available at www.meetnow.global/M7JYRXG in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid) (the “Temporary Act COVID-19”).

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

If you are planning to join the webcast of the AGM, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.com before 15.00 (Amsterdam time) on December 20, 2022. To participate in the AGM, you may go to www.meetnow.global/M7JYRXG and enter your 15-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. You will not be able to vote your shares in real time at the webcast of the AGM. Instead, you are requested to vote your shares in advance in the manner described below. Those without a control number may attend the AGM as guests, in listen-only mode, by logging in to the same virtual meeting platform and following the instructions on the website for guest access.

The following agenda items are scheduled for the AGM:

Introductory remarks.

Substantive business:

1.	Presentation of unaudited 2021 annual statutory accounts of the Company. (Discussion)
2.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2021 financial year. (Decision)
3.	Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors for a four-year term. (Decision)
4.	Re-appointment of Charles Ryan as a non-executive member of the Board of Directors for a four-year term. (Decision)
5.	Re-appointment of Alexander Voloshin as a non-executive member of the Board of Directors for a four-year term. (Decision)
6.	Cancellation of outstanding Class C Shares. (Decision)
7.	Appointment of the external U.S GAAP auditor of the Company for the 2022 financial year. (Decision)
8.	General authorization of the Board of Directors to issue Class A Shares. (Decision)
9.	General authorization of the Board of Directors to exclude pre-emption rights. (Decision)
10.	General authorization of the Board of Directors to acquire shares in the Company. (Decision)

Any other business.

*****

Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2021 Annual Report on Form 20-F, are available:

●	at: www.edocumentview.com/YNDX
●	on our website at http://yandex.com/company
●	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)
●	from Investor Relations, tel +31 0 20 206 6970 or by email askir@yandex-team.com

The Company’s unaudited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On November 24, 2022, the total number of Class A Shares outstanding (excluding shares held in treasury) was 325,877,318 with a total of 325,877,318 voting rights; the total number of Class B Shares was 35,698,674 with a total of 356,986,740 voting rights; and one Priority Share. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on November 24, 2022, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares and the Priority Share is maintained by the Company.

SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION: taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the AGM send evidence of their ownership or beneficial ownership of shares as of the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company's website to askir@yandex-team.com. Documents must be submitted by the close of business on December 20, 2022. Validly case votes will be taken into account when counting votes in accordance with the established procedure.

Shareholders who hold shares on the record date have the opportunity to submit written questions in respect of the agenda items by sending an e-mail to askir@yandex-team.com. Any questions must be submitted by 72 hours prior to the AGM and must be accompanied by evidence of your ownership or beneficial ownership of shares on the record date. If your Class A shares are held by a broker, bank or other nominee, you must provide us with a letter from the nominee confirming your beneficial ownership of such shares. We will answer the questions (either separately or combined with other questions) at the AGM, with the answers published on our website https://ir.yandex/shareholder-meetings at least 12 hours before the AGM.

At the AGM, shareholders who have submitted written questions prior to the AGM will be given the opportunity to ask follow-up questions at the webcast of the AGM. The Chairman in his discretion may refuse follow-up questions being asked if these may reasonably be expected to jeopardize the order of the AGM.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.com. Shareholders who are eligible and intend to have an item added to the agenda of any future general meeting must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of The Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, December 7, 2022

Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol

Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: December 7, 2022

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Note

Date: December 22, 2022 at 15.00 local time

Location:	by webcast available at www.meetnow.global/M7JYRXG in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid)

Opening

Introductory remarks

Review of 2021 statutory accounts; discharge of Directors

1.	To review the annual unaudited statutory accounts of Yandex N.V. (the “Company”) for the 2021 financial year (prepared in accordance with IFRS). (Discussion)
2.	To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2021 financial year. (Decision)

Re-appointment of non-executive directors

3.	To reappoint Rogier Rijnja as a non-executive member of the Board of Directors for a four-year term. (Decision)
4.	To reappoint Charles Ryan as a non-executive member of the Board of Directors for a four-year term. (Decision)
5.	To reappoint Alexander Voloshin as a non-executive member of the Board of Directors for a four-year term. (Decision)

Cancellation of Class C Shares

6.	To cancel 10,000 outstanding Class C shares, all held by the Company. (Decision)

Appointment of Auditor

7.	To appoint “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements for the 2022 financial year (to be prepared under U.S. GAAP). (Decision)

General designations and authorizations of the Board of Directors

8.	To designate the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the date of the Annual General Meeting. (Decision)
9.	To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the date of the Annual General Meeting. (Decision)
10.	To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

*****

Explanatory Notes to the Agenda

Opening

The Chief Operating Officer will look back on 2021, including the Group’s financial performance.

Review of 2021 statutory accounts; Discharge of Directors

1-2. Review of 2021 annual unaudited statutory accounts of the Company; Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2021 financial year

The Company’s statutory accounts have prepared in accordance with IFRS. Due to the current geopolitical circumstances, it has not been possible for the Company’s auditors in the Netherlands to issue an audit opinion in respect of such accounts. The Board of Directors has adopted such accounts and believes that they present a fair and true view of the financial results and condition of the Company for 2021. The Company notes that its audited financial statements for 2021 prepared in accordance with U.S. GAAP have been filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F. The Board will present the Company’s statutory accounts for discussion.

The proposed discharge of the members of the Board of Directors only covers matters that are known to the Company at the 2022 AGM when the resolution to discharge is adopted. Copies of the 2021 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +31 0 20 206 6970 or by email: askir@yandex-team.com

Re-appointment of non-executive Directors

The Nominating Committee is responsible for, among other things, recommending to the Board of Directors persons to be nominated for election or re-election as directors at any General Meeting. The Nominating Committee has two subcommittees.

Subcommittee I consists of one Designated Director (as defined in our Articles of Association) (Mr. Komissarov), one director with a Russian passport and residency (Mr. Moldovan), and one other Director (Mr. Boynton). Subcommittee I is responsible for selecting and recommending up to four persons for nomination by the Board for appointment by the General Meeting (the “Class I Directors”).

The term of Charles Ryan, who currently serves as a Class I Director, expires at the 2022 AGM. Mr. Ryan has been a member of the Company’s Board of Directors since 2011. Subcommittee I, as well as the entire Nominating Committee, has unanimously recommended Mr. Ryan for nomination by the Board for re-appointment by the General Meeting, with the effect that Mr. Ryan will continue to serve as a Class I Director.

Subcommittee II consists of three directors (Messrs. Boynton, Voloshin, and Rijnja) who are not Class I Directors and will, by simple majority, recommend to the Board for nomination six directors (the “Class II Directors”. Subcommittee II, as well as the entire Nominating Committee, has recommended Alexander Voloshin and Rogier Rijnja, current members of the Board of Directors, for nomination by the Board for re-appointment by the General Meeting as non-executive members, with the effect that Mr. Alexander Voloshin and Mr. Rogier Rijnja will continue to serve as Class II directors.

Each of Messrs. Ryan, Rijnja, and Voloshin is committed to continuing to serve as Directors. The Board is very pleased to see their nomination for re-appointment.

3. Re-appointment of Rogier Rijnja as a non-executive member of the Board of Directors

It is proposed to re-appoint Rogier Rijnja as a non-executive member of the Board of Directors of the Company for a four-year term with effect from December 22, 2022 and running until the annual general meeting to be held in 2026.

Mr. Rijnja has been a non-executive director of Yandex since 2013. Mr. Rijnja is an independent management consultant and entrepreneur. He served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange, from 2011 to 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda, from 2008 to 2011, Numico N.V., from 2004 to 2008, and Amazon.com, from 2002 to 2004. Prior to this, he was director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Between 1989 and 1996, Mr. Rijnja held several positions at Apple in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands. As a member of several Board committees, including service as Chairman of the Compensation Committee, Mr. Rijnja plays an important role in the Company’s corporate governance, talent management and retention. The Board believes that it has benefited from Mr. Rijnja’s expertise and experience in business, and in particular in human resources, and has nominated him for re-appointment to ensure that the Company continues to benefit from his contributions.

Mr. Rijnja will receive cash and equity compensation in his capacity as a non-executive director in line with the group’s policies for compensation for non-executive directors.

4. Re-appointment of Charles Ryan as a non-executive member of the Board of Directors

It is proposed to re-appoint Charles Ryan as a non-executive member of the Board of Directors of the Company for a four-year term with effect from December 22, 2022 and running until the annual general meeting to be held in 2026.

Mr. Ryan became a non-executive director of Yandex at the time of its initial public offering in 2011. A finance professional with 30 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings, whose investments included Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University. As a financial expert, Chairman of the Audit Committee and the Investment Committee, Mr. Ryan plays a critical role in the Company’s governance and the Board’s oversight of the Company’s financial management and capital allocation. The Board believes that it has benefited from Mr. Ryan’s expertise and experience in international business and capital markets and his crisis management skills, and has nominated him for re-appointment to ensure that the Company continues to benefit from his contributions.

Mr. Ryan will receive cash and equity compensation in his capacity as a non-executive director in line with the group’s policies for compensation for non-executive directors.

5. Re-appointment of Alexander Voloshin as a non-executive member of the Board of Directors

It is proposed to re-appoint Alexander Voloshin as a non-executive member of the Board of Directors of the Company for a four-year term with effect from December 22, 2022 and running until the annual general meeting to be held in 2026.

Mr. Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Since February 2012, Mr. Voloshin has served as Chairman of the Board and Independent Director at JSC Freight One. As the leader of the Moscow International Financial Centre working group, Mr. Voloshin championed an overhaul of Russia’s corporate governance rules, helping to update guidance in line with global best practice. He also served as Chairman of the Board of Directors of Uralkali from 2010 to 2014. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003 Mr. Voloshin headed the Russian Presidential Administration. Mr. Voloshin has been Chairman of the Board at Moscow Business School Skolkovo since 2016. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy. The Board believes that it has benefited from Mr. Voloshin’s expertise and experience in business and in particular the field of ESG, his advice regarding legislative changes and his familiarity with the Company and its business environment, and has nominated him for re-appointment to ensure that the Company continues to benefit from his contributions.

Mr. Voloshin will receive cash and equity compensation in his capacity as a non-executive director in line with the group’s policies for compensation for non-executive directors.

Cancellation of Class C shares

6. Cancellation of outstanding Class C shares

The Company has issued Class C Shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. A total of 10,000 of the Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be followed following the AGM.

Appointment of Auditor

7. Appointment of the external auditors of the Company

In accordance with Dutch law, the external auditor of the Company is appointed by the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of “Technologies of Trust – Audit” JSC, an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements for the 2022 financial year (to be prepared under U.S. GAAP).

The Board is continuing to seek to engage an auditor of the Company’s statutory accounts for the financial year 2022 (to be prepared in accordance with IFRS) and intends to propose an auditor for approval by the shareholders in due course.

General Designations and authorizations of the Board of Directors

8-10. General authorization of the Board of Directors to (i) issue Class A Shares; (ii) exclude pre-emption rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue Class A Shares in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

In the year ended December 31, 2021, we repurchased an aggregate of 1,226,355 Class A shares at an average price $78.39 per share for a total amount of RUB 6,960 million. In the year ended December 31, 2020, we repurchased an aggregate of 4,228,163 Class A shares at an average price of $33.86 per share, for a total amount of RUB 10,585 million.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on June 28, 2021. These authorizations are a matter of corporate housekeeping in the ordinary course, and the Board of Directors does not have any specific plans for issuance or repurchases at this time.

****

Board of Directors Recommendation

Our Board of Directors, consisting of seven independent, non-executive members, unanimously recommends that shareholders vote IN FAVOUR of all of the foregoing proposals of the Board.

****

SPECIAL NOTE FOR SHAREHOLDERS FROM THE RUSSIAN FEDERATION:

Taking into account the limitations of the trading and voting infrastructure that are beyond the control of Yandex N.V., we suggest that shareholders registered in the territory of the Russian Federation who wish to vote at the AGM send evidence of their ownership or beneficial ownership of shares on the record date, as well as a completed Proxy and Power of Attorney for voting placed on the Company's website to askir@yandex-team.com. Documents must be submitted by 24 hours before the AGM. If the documents are drawn up correctly, your votes will be taken into account when counting votes in accordance with the established procedure.

Yandex N.V.
Schiphol Boulevard 165
1118 BG Schiphol

Tel.: +31 (0) 20 206 6970
Fax: + 31 (0) 20 446 6372
www.yandex.com

December 7, 2022

LETTER FROM OUR CHAIRMAN

Dear Fellow Yandex Shareholders:

As you well know, current geopolitical tensions, their impact on the Russian and global economy, and related stresses to the broader social and business environment, have created unprecedented challenges for our business and the individuals and teams who make us who we are.

In normal times, I would be delighted to tell you about our strong results in 2021 – and the continuing strong performance to date in 2022. But today of course that good news is overshadowed by broader events. And I fully appreciate that due to the suspension of trading in our shares on Nasdaq, our shareholders are not able to benefit from the Company’s achievements at the current time.

The Board and management have been working tirelessly since late February to help navigate through the current crisis:  to ensure that our businesses continue to meet vital needs of our users for on-line and off-line services; to ensure that our staff are safe; and to protect the interest of all of our stakeholders, including our Class A shareholders.  And we have not shied away from making significant decisions – most importantly, our strategic move to exit from our News and Zen businesses, and to focus on our world-class technology businesses including search, advertising, mobility, e-commerce, entertainment, self-driving vehicles and cloud computing. And as we announced in late November, the Board has commenced a strategic process to review options to restructure the group’s ownership and governance in light of the current geopolitical environment, with a view to ensuring the sustainable development and success of the group’s diverse portfolio of businesses over the longer term.

I wanted to comment on a few ways in which these circumstances have impacted our agenda for this year’s annual general meeting of shareholders:

●	First, the auditor appointed by the shareholders for our 2021 statutory accounts (prepared in accordance with IFRS) has been unable to issue an audit opinion due to the current geopolitical circumstances. The Board has approved our unaudited statutory accounts for 2021 and believes that they present a fair and true view of our results and financial condition for 2021. We are asking our shareholders to consider our unaudited 2021 statutory IFRS accounts. I also want to remind you that we issued audited US GAAP financial statements for 2021 in April; these are available in our Annual Report on Form 20-F.
●	Second, we are continuing to seek to identify an auditor for our statutory accounts for 2022, but are unable to nominate an auditor for the shareholders’ approval at this time. We intend to do so in due course.
●	Third, we currently have five vacancies on our 12-person Board, including both executive director positions. We are not in a position to nominate persons to fill these vacancies at this time. As you will appreciate, it is particularly difficult to identify qualified candidates who are prepared to take on the responsibilities of office in the current circumstances. We continue to seek appropriate candidates and hope to bring nominations to the shareholders for approval in due course.

I wanted to comment in particular on the executive director vacancies, which result from the resignations of Arkady Volozh, our founder and former CEO, and Tigran Khudaverdyan, our former Deputy CEO, following their sanctions designations in the European Union. We continue to believe that these designations were misguided.  As I commented on behalf of the Board in June, we believe the decision to designate Arkady “to be wholly unjust and based on an inaccurate understanding of Arkady and what Yandex is all about. Rather than being sanctioned, Arkady should be lauded for building, from the ground up, one of the most independent, modern and progressive companies in Russia and one of the most innovative companies in Europe; a true pioneer in search, ride hailing, maps and navigation, and autonomous vehicles to name but a few of the areas where Yandex excels.” The same is true for Tigran. We are saddened that Yandex is unable to benefit from Arkady’s and Tigran’s leadership during these challenging times. We are, however, proud of the broader team that we have built, and believe that the company is in good hands under the collective leadership of the rest of the senior management team, under the supervision of the Board, while we continue to seek to identify a new Chief Executive Officer.

Our businesses in Russia remain strong.  At the same time, we are continuing to develop our international operations, including self-driving technologies, cloud computing, education and data labelling, as well as mobility and delivery.

The coming months will no doubt continue to present significant challenges. On behalf of all of those working within the Yandex platform of services, we want to thank all of our shareholders for your support and confidence in us as we work to guide the company through these extraordinary times. Please be assured that we will do everything possible to protect value for our public shareholders and preserve opportunities for the 20,000 employees who have made Yandex one of Europe’s most successful technology companies.

Yours sincerely,

John Boynton

Chairman of the Board